Entertainment Technology Software Animals Social Impact

Invest in Mammalz

The first community-driven content platform for all things nature

COMMUNITY.MAMMALZ.COM SAN DIEGO CALIFORNIA





We started Mammalz to revolutionize the way the world communicates about and connects to nature. TV is old. YouTube, Facebook, and others are missing the thing that binds us together - a sense of community. Mammalz is a global, interactive community that unleashes the power of creativity to show you nature in ways that you've never experienced.

Rob Whitehair Co-Founder, CEO @ Mammalz

Why you may want to invest in us...

1. 1,000+ nature enthusiasts became active content creators during beta.
2. 9x higher content Engagement Rate than our competitors.
3. Over $300,000 secured in prior investments.
4. Over 20% of our active users are on Mammalz daily for an average of one hour.
5. With a total addressable market of over 600 million nature enthusiasts, we have the potential to create an entirely new content economy.
6. We are revolutionizing the way you can make a meaningful impact during a time when nature needs us most.
7. We use three revenue models proven by industry disrupters like Twitch and Patreon.
8. We are enabling thousands of nature content creators to make a living doing what they love.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Rob Whitehair

Co-Founder, CEO

A veteran of both the nature media industry and the US Navy with over 20 years of success in crafting pitches, acquiring funding, and delivering wildlife content to millions. Rob's leadership and prowess make him the ideal captain of our ship.



Alexander Finden

Co-Founder, COO

Brilliant wildlife filmmaker and operational guru who turns chaos into order. Alex combines his experience exponentially scaling YouTube and Twitch communities with his acute knowledge of content trends to leave Mammalz' competitors in the dust.



Pam Voth

Head of Marketing

Industry giant marketing strategist turned wildlife filmmaker turned marketing strategist once again! Pam's high creativity combined with her consumer marketing expertise makes her a lethal growth strategist, perfect for leading her team at Mammalz.



Sabrina Andrea Rodriguez

Head of UX

Highly innovative cognitive scientist and digital media producer. Awarded summa cum laude from UCSD's Revelle College. Sabrina effectively bridges human behavior and creative design, strategically matching our community's needs to the Mammalz brand.



Stephen Cobb

Head of Data Science

Successful business consultant, private chef, and entrepreneur. Founded and exited an international tech company within 2 years. Stephen's vast startup expertise and passion for connecting people in digital spaces make him a master of user retention.



Ben Rohn

Head of Business Development/Securities

MBA Ben Rohn served as an officer in the Marine Corps, studied 5 languages, and has over a decade of biz-dev experience with Fortune 500 companies and startups, making him an ace accelerator for business strategy and the global roll-out of Mammalz.

Why people love us



"Mammalz is one of our most promising portfolio companies because they are a first mover and because they have a clear pathway to exit. I ultimately chose to invest in Mammalz not because I'm a fanatic of nature and the outdoors but because Alex, Rob, and their team are the perfect founders for this company. I've followed the progress they have made throughout the past year, witnessing their passion and dedication first-hand. I wanted to be part of their journey - now I will be."

Shawn Pynes
Investor in Mammalz | Partner at Emerld Angel, LLC



*Alex and Rob have a vision for Mammalz that needs to come to fruition. As a member of the science / natural history film industry, I think a democratized platform for this kind of content is something that's urgently needed. Millions of Americans and even more people around the world are passionate about nature, but aren't finding a place to express that in existing online communities, which have become politically toxic and heavily laden with advertising. I love that Alex and Rob are thinking creatively about new ways to engage people all over the world in science and nature. I would love to see Mammalz grow and become *the* go-to site on the web for science and nature media content,...* read more

Neil Losin Friend $0



Alexander is a smart, savvy and extremely supportive leader who seeks the good of this planet through sharing the stories of its people about the natural world we love. I spend at least two business hours per day on various social media platforms, but Mammalz has quickly become my favorite. It is different - Mammalz is intensely personal even thought it has a global customer base. I joined Mammalz and was instantly impressed with the drive, ambition and straight-up smarts of Alexander and his team. If you only take 3 percent of applicants, my money is on Mammalz.

Shannon Cutts Customer $0

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Some of our investors

WE'VE RAISED $409,989 FROM 64+ INVESTORS SINCE OUR FOUNDING



Shawn Pynes
Partner at Emerld Angel, LLC



Lory Hefele
Retired Intel executive enjoying time spent outside - hiking, skiing, golfing and traveling to new places.



John Nelson
Retired entrepreneur.



Lisa R. Smith
Grandmother; entrepreneur; weaving people together to heal our world; founder of Pull Together Now



Ted Ooyevaar
Just a fun loving guy who enjoys investing a little in different startups



Alexander Clarence McIntosh
Investor & Entrepreneur



Ben Zino
Aspiring scientist and environmental educator with a passion for wildlife videography!



Sheila Henriques
RN with 16 yrs working in ICU & management roles since 1993. Health IT since 1997. Now an Exec Director of Informatics for a $3B health co



Elizabeth Finden
A skier, golfer, hiker, wife, mother and all around nature lover!

along with 55 other investors

In the news

Downloads

- Mammalz Pitch Deck 2020 1M Wefunder.pdf
- Investor Perk Terms and Conditions 1.16.2020 Mammalz.pdf
- PERK WildlifePropagandaPoster.pdf
- PERK SignedLimitedEditionArtPrint.pdf
- PERK Whale Watching.pdf
- PERK TigerSafari.pdf
- PERK LiveAboard.pdf
- PERK BotswanaSafari.pdf
- PERK VIP Safari.pdf
- PERK Raffle Info.pdf

Mammalz: The New Way to Experience Nature

Through our common love for all things nature, we're empowering the world.


Welcome to Mammalz
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Mammalz
The new way to experience nature

It is 2020, the start of a new decade. Throughout the 2010s, the world woke up to the realities of climate change, extinction rates, and our **disconnect from nature**. The very technology that has connected and educated us for years (broadcast TV, streaming services, and social media) is now simultaneously disconnecting us and partitioning truth from reality, but it doesn't have to.

By utilizing revolutionary innovations in online socialization, media streaming, and data science and security, Mammalz is **reconnecting the world to nature** in the most fun way possible.

Welcome to Mammalz

We are reinventing the way the world connects with nature, the way scientists communicate, and the way content creators make a living telling their stories.

Through our online content-sharing platform, anyone anywhere now has an equal opportunity to share stories in any media format, effectively monetize their content, and engage in real-time with their heroes and fans.


Mammalz

The beta versions of the Mammalz web and iOS applications.

How We Make Money

Monetizing digital content has been a grand experiment of the last decade, something the nature media industry has not even attempted to solve for nature content creators, let alone for scientists and organizations seeking project funding. **We are taking inspiration** from platforms like Twitch, a live-streaming platform for video gamers, and Patreon to integrate revenue models that will not only make us money but truly democratize the way content creators, scientists, and organizations make a living. We are replacing content platforms like YouTube that are too general, have too high barriers to entry, and have too little profit share for their content creators. With a total addressable market of **600 million nature-fans**, we have the potential to create an entirely new content economy.


BEHIND THE CAMERA - THE FIREFOX GUARDIAN

Mammalz user Gunjan Menon @gunjunglebook, behind the scenes of her award-winning film "The Firefox Guardian"

At Mammalz, we will rely on three primary revenue models:

1) **Community Tipping**: Our first revenue model, which will be introduced using the funds from this campaign, will give our community of users the power to directly support their heroes. Content creators, scientists, and organizations can apply to receive tips from their fans in the form of Seeds, our in-app digital currency. Each time this currency is purchased, Mammalz will receive a service fee.

2) **Channel Subscriptions**: For our most dedicated content creators, Mammalz will become an "agent" through our creator partnership program. In return for a minimum content upload frequency and semi-exclusivity commitment, we will offer creators all of the tools and opportunities they will need to make a living producing nature content. One of these tools is a monthly subscription option specific to their channel. Fans of partnered creators can pay a subscription fee in return for perks like ad-free viewing and exclusive rewards. Mammalz takes a percentage of this subscription fee.

3) **Advertising**: As the Mammalz community scales in both size and engagement, we plan to start selling advertising opportunities to advertisers, particularly those in the nature and outdoors space. Because the Mammalz community is a niche audience, we anticipate being able to provide a higher return-on-investment (ROI) to those advertisers compared to more generalist content platforms like YouTube. We will start selling advertising opportunities once we reach 500,000-1,000,000 users.

Revenue Sources


Subscription Fees
26.0%
Tipping Fees
12.0%
Advertising
62.0%

As shown above, advertising will likely become our most lucrative revenue model. However, our tipping and subscription models drive user engagement, which increases the value of our advertising opportunities. Between year 3-4, we project we'll become profitable.

Competitive Advantage

What gives us our competitive advantage is our combination of these revenue models, our content creator partnership services, and the niche, mission-driven nature of our platform. Content creators on YouTube have no access to personable "agents" or strategic services. In addition, the barrier to entry for content creators on YouTube is astronomical, and their share of revenue through advertising and tipping is minuscule compared to more niche platforms like Twitch. By providing monetization tools that have been proven to work in other community-based industries, personalized services from internal staff, and a platform with a niche audience and no creative restrictions, nature content creators will find **no better place to make a living** and achieve their personal missions than on Mammalz.


Ben Zino,
The Wild Report
“This level of communication about my content is such a nice change from YouTube.”

Mammalz content creator Ben Zino @TheWildReport

As for our users, Mammalz is providing an interactive experience dedicated to our passions for all things nature. **We're not just talking wildlife** - Mammalz is for outdoor recreation, exploration, travel, science, conservation, and more. On no other platform is it easier to browse nature content of any type. Nowhere else can a user have such a valuable, engaging experience with a global community of like-minded nature enthusiasts and have the ability to directly support their fellow community members. Best of all, Mammalz users can discover entertainment with a clean conscience knowing not only that their data privacy exceeds current standards, but also that Mammalz **dedicates a percentage of all profits** toward improving the health of our natural world.

A Growing Disconnect

When Mammalz Co-founder Rob Whitehair started producing wildlife documentaries in the 1990s, nature on broadcast TV was at its peak - so much so that Animal Planet beat Discovery Channel in viewership. Millions of millennials grew up inspired by the storytellers of Rob's generation, including his Co-founder Alexander Finden.



Mammalz Co-founders Rob Whitehair (left) and Alexander Finden (right) on a tiger safari in India

Twenty years later, when Alex entered the nature media industry with hopes of inspiring the next generation, the opportunity had fizzled. Why? **Nobody was watching TV**, and the nature media industry had not evolved to monetize digital content. Now, Alex and thousands of others like him have no effective way of making a living telling stories about the natural world - but that's the least of our worries.

We're living in a time when the youngest generations are more disconnected from nature than any generation prior. Meanwhile, the natural world is struggling with more human-inflicted chaos than ever before. **Our world is burning** due to the effects of climate change. **Extinction rates are soaring** and the clock is ticking. Fortunately, there are millions of scientists, storytellers, and nature fanatics who care, including us, but we haven't had an effective platform to communicate with...

...until now.


Mammalz
Feed
Explore
Discussion
Chat
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Sabrina Rodriguez
Back
So cool Angus! How is the snake so calm with you?
13 Comments
Ben Zino
This is incredible my man! Gorgeous snake, clear presentation, and quality facts. Were you doing research in Madagascar or there to see the wildlife?
Angus Hamilton
@TheWildReport thank you so much for those kind words! That means a lot! I was over in Madagascar for a little bit of both actually! Ranomafana, where this was taken, for research but then had time to travel and find whatever else I could!
Pam
I can really tell how much you like this snake. I am always surprised when I hear which snakes have live births. This one really is a beauty thanks for introducing us! @Life_Gone_Wild
Sabrina Rodriguez
I did not know they actually stop circulatory blood flow. That's crazy! Awesome videos!
2:47 / 3:12

Mammalz content creator Angus Hamilton @Life_gone_wild

Revolutionizing the Way We Communicate About Nature

Back in 2017, Rob and Alex met while working together to create a science communication workshop in Montana. Rob approached Alex with the idea, "What if we created a new media streaming platform, dedicated to nature, that had a social element?" Alex responded, naturally, with, "You know that live-streaming platform where people watch other people play video games?"


Live
Pam Voth, 2:10 PM
This is so cool! Where are you?
Sabrina Rodriguez, 2:13 PM
Live streaming underwater? Cutting edge!
Finish

Mammalz content creator Charlie Young @Ocean_Charlie

One year later, after many Post-Its lost their lives, the idea of Mammalz - the **"Twitch for Nature"** - was too promising to ignore. Not only could we help thousands of nature storytellers make a living doing what they love but we could also reconnect younger generations with the natural world, all while bridging the gap between science, content creators, and the public. So, Rob and Alex traded their snow boots for flip-flops and moved to San Diego, California.

In January of 2019, Rob and Alex secured their **first round of investment** alongside their accelerator KiwiTech. With help from KiwiTech's development team, the first iteration of Mammalz was born: an app- and web-based media streaming and social platform dedicated to nature storytelling. Now, anyone, anywhere can create, share, and socialize about nature media of any type and any format. Phase One: Complete.



A collage of content from the global Mammalz community

Growing a Community

Since launching the Mammalz beta in September alongside a new team of community growth and marketing experts (shout out to Pam, Sabrina, and Stephen), the Mammalz community is **over 1,000 content creators and nature lovers strong**. From sharing lucky animal encounters to live-streaming primitive fire-making techniques, the community is rallying around all features of the platform with a hunger for more.


"I feel like home
in a platform
for all nature lovers."
Vlad Neag,
The Animal Enthusiast

Mammalz user Vlad Neag @animalenthusiast

Our **primary growth strategy** for scaling the Mammalz user base involves breaking our target market into supergroups - think birders, wolf lovers, rock climbers, scuba divers, wildlife photographers, etc. We determine where those supergroups are currently, who their leaders and storytellers are, and what types of content functionality they seek. Our community growth team then directly targets those leaders and storytellers, illustrates the advantages of Mammalz, and encourages them to bring their community members along as they transition.

One group this has worked very well for is herpers; people who love reptiles and amphibians. Herpers were frequenting YouTube for animal husbandry videos and Facebook for sharing herping events, outdoor techniques, conservation, and more. We acutely targeted their leaders and storytellers on both platforms during beta. Now, of our 200+ users who are **active daily**, *over 40* are herpers, most of whom joined Mammalz organically under the lead of storytellers like Ben Zino (@TheWildReport) and Dillon Jones (@Contemporary_Conservationist).



Herper and active Mammalz content contributor Dillon Jones (@Contemporary_Conservationist)

In addition to the skills of our community growth team, we have an **extensive advisory team** beside us who are committed to helping us succeed. We teamed up with producers from **National Geographic** and **BBC Nature**, software development team managers, successful tech entrepreneurs, and both creators and their managers from platforms like **Twitch** and **YouTube** to lend us the expertise and wisdom that each of our growth strategies is built on.

With our community and team of advisors alongside us, our next steps are to continue innovating with interactive media formats like live-streaming, integrating the first of our monetization features, and scaling the community with a launch on the App Store.

We need your help to get there.

Use of Funds

After our three months in beta, we have now proven that 1) our target market will develop into a highly-engaged community using our platform, and 2) content creators in the nature niche see more value in Mammalz than in other, more general media streaming platforms.

In preparing for our official launch of the Mammalz web and iOS applications, we'll need to continue refining the platform based on our feedback from beta and make sure we are ready for scale. To do so, we'll be hiring additional technical team members. Once we launch, our community growth and marketing team will need resources to attract new users and content creators through digital marketing, influencer marketing, PR, events, and more as well as resources to retain and engage our userbase through gamification and content creator services. Last, but certainly not least, we will develop and integrate the first of our revenue models: community tipping. At **$250,000**, we can achieve all of these goals and reach the benchmarks required to secure our next rounds of funding.


Use of Funds
App Development
18.0%
Wefunder Fee
7.0%
Personnel
18.0%
Operations
9.0%
Marketing
28.0%
Creator Services
20.0%

Breakdown of funds at the $1,070,000 maximum

Once we reach **$500,000**, the real fun begins. Through a project we call "Adventure Streamers", we will truly reinvent the way you experience nature. Imagine climbing a thousand-foot cliff, scuba diving over a coral reef, or capturing rare animal behaviors alongside your favorite content creators, all in real-time, from your own viewing device. Using mobile bonded-modem technology, we'll be providing solutions for our most engaging and exciting content creators to live-stream their adventures every week. Adventure Streamers will not only provide a unique selling point for Mammalz but also drive user growth, engagement, and revenue.

At our maximum goal of **$1,070,000**, we'll be able to bring the Mammalz experience to every device around the world by building a native Android application. To go global, we'll be doubling our marketing initiatives and creator services and funneling more resources into projects like Adventure Streamers. By scaling quickly and widely, we open ourselves to early-stage sponsorship opportunities that could greatly reduce our time to advertising revenue.

But Wait, There's More... PERKS!

In addition to helping us reach our goals and becoming a valued investor of the Mammalz ecosystem, we want to immediately reward those who invest in our campaign with some nature-specific perks. **All of our perks help conserve wildlife and natural resources**.


© Pam Voth

Guests with a lucky encounter on the Botswana Mobile Safari

Perhaps our most exciting perk is something nearly every investor will receive: **a chance to win a trip of a lifetime for two**. Each investment below $25,000 will earn you tickets in a drawing for a trip to experience tigers in India, African wildlife in Botswana, or the coral reefs of Indonesia. **For every $250,000 we raise**, we'll be giving away a trip for two of your choice to one lucky winner. Click here for the terms of the giveaway.



$500
7 Trip Raffle Tickets



$1K
15 Trip Raffle Tickets



$2.5K
25 Trip Raffle Tickets
+ Super Secret Spotify Playlist



$5K
Signed Wild Propaganda Poster
25 Trip Raffle Tickets
One signed Wild Propaganda Poster by
Rob Whitehair, Artist & Mammalz CEO/Co-founder



$10K
Limited Edition Fine Art Print
25 Trip Raffle Tickets
Signed "Ash and Dust" by Rob Whitehair,
Artist & Mammalz CEO/Co-Founder



$25K
Whale Watching in Baja
Two Seats on Mammalz Community Group
Whale Watching in Baja, Mexico
*Limited Availability (4 pairs)


$50K
India Tiger Safari
7-Day Private Tiger Safari for Two
People to Ranthambhore National Park, India


$75K
Raja Ampat Live Aboard
7-Night Live Aboard Scuba Diving Trip
on the Raja Ampat Aggressor in
Indonesia for Two People


$100K
Botswana Mobile Safari
11-Day Botswana Mobile
Group Safari for Two People


$250K
Botswana VIP Safari
7-day VIP Luxury Botswana Safari for Two People
+Private Dinner for Two in San Diego with
Mammalz Executive Team Prepared by Personal Chef

Disclaimer: Perks are NOT cumulative. As an investor, you can choose one perk at or below the dollar amount of your investment.

Going Beyond the Communication Gap

Once we've successfully centralized a global community of nature lovers, democratized nature content monetization, and revolutionized the way we communicate about nature, we have no intention of stopping.

Using the millions of photos, videos, comments, discussions, and other relevant data contributed to Mammalz, we will **transform our community into citizen scientists**. With innovations in data science, we will take bounding leaps toward more effectively conserving threatened species, craft educational, augmented experiences of the natural world, and even help put a stop to wildlife trafficking. The first step is creating an engaged community with a mission, and we're already on our way.


BlueTech Week | The Applications of Mammalz in SciComm
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Fall in Love with Nature All Over Again

Become a champion of the natural world by joining the Mammalz community as an owner of the company. Together, we can reconnect the world to nature, because after all, **we are Mammalz**.


Join Mammalz Today!
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Investor Q&A

– COLLAPSE ALL

What does your company do?

We are changing the way the world connects with nature, the way scientists communicate, and the way content creators make a living by telling stories. Through our online content-sharing platform, anyone anywhere now has an equal opportunity to share stories in any media format, effectively monetize their content, and engage in real-time with their heroes and fans. We are Mammalz, and we're on a mission to advance the relationship between humans and the natural world in the most fun way possible.

Where will your company be in 5 years?

In five years, we hope to have successfully fused the communication gap between content creators, scientists, and the public. We hope to have democratized the way creators, organizations, and innovators raise funds. Now what? With our community of millions of nature lovers and their content comes millions of vital data points we can use to help solve the natural world's greatest threats. From disrupting wildlife trafficking to inventing AR experiences in nature, we'll never stop innovating.

Why did you choose this idea?

We started Mammalz to revolutionize the way the world communicates about and connects to nature. TV is old. YouTube, Facebook, and others are missing the thing that binds us together - a sense of community. Mammalz is a global, interactive community that unleashes the power of creativity to show you nature in ways that you've never experienced.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Throughout the last two decades, television has descended from the primary way we find entertainment to an antiquated medium. Social media has evolved from a communication experiment to an instantaneous, global platform for sharing our lives through media of any type, but not without its flaws. People are waking up to the realities of climate change and extinction rates, yet our trust in social media is at an all-time low. We need a solution that moves nature communication into 2020. We need a community-based, trustworthy platform for sharing stories from diverse voices in an interactive way. Now, with recent innovations in live-streaming, digital monetization, and data security, we can build the solution, the platform, and the community.

How far along are you? What's your biggest obstacle?

After securing our first round of investment in January, we and our development team built a minimum version of the Mammalz platform. Since September, that platform has been available in beta on the web and iOS. We are now preparing to launch on the App Store with our first monetization feature, added live-streaming functionality, and a backend ready to scale. Our biggest obstacle is finding the resources to fuel our data hosting servers and continually hire experts into our team as our community scales with high engagement.

Who competes with you? What do you understand that they don't?

While one might assume we are competing with other nature media companies like Nat Geo or Discovery, those companies are actually future content partners of ours. Our true competitors are other media streaming and social platforms like YouTube, Twitch, or Facebook. As a nature content consumer, finding high-quality, trustworthy content on YouTube and Facebook is challenging. As a nature content creator, the tools on Twitch are more lucrative than those on YouTube and Facebook, but Twitch cannot shift focus away from video gaming and is limited to live-streaming. We are applying the Twitch model to our own niche community with limitless functionality to empower both nature content creators and consumers under one mission.

How will you make money?

We have several proven revenue models that will be implemented at different phases of growth. We will start with a digital currency. Any user can purchase this currency and use it to tip content creators, scientists, and organizations through the Mammalz platform. With each purchase of this currency, we take a service fee. As our community grows, we'll introduce an option for users to subscribe to an individual content creator's channel in return for ad-free viewing and exclusive perks. Mammalz will take a share of each subscription fee. Once our community reaches a size attractive to advertising partners, we'll integrate advertising across the platform, create sponsored content, and give our content creators sub-licensing opportunities.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

As we continue growing Mammalz, our biggest risks are poor community retention and/or a new competitor in the same niche space. We know there is no team that better understands our industry's challenges and opportunities than our team at Mammalz. To maintain retention and outsmart our competitors, we need to prioritize tools and methods that will drive community engagement and exceed all other content creator services.

Financials

Mammalz has financial statements ending December 31 2019. Our cash in hand is $28,438, as of November 2019. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $13,674/month, and operational expenses have averaged $25,853/month.

At a Glance

January 1 to December 31


$$$$

$536
Revenue



-$190,077
Net Loss


IOU!

$1,800
Short Term Debt



$300,000
Raised in 2019



$28,438
Cash on Hand
As of 11/26/19

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are changing the way the world connects with nature, the way scientists communicate, and the way content creators make a living by telling stories. Through our online content-sharing platform, anyone anywhere now has an equal opportunity to share stories in any media format, effectively monetize their content, and engage in real-time with their heroes and fans. We are Mammalz, and we're on a mission to advance the relationship between humans and the natural world in the most fun way possible.

In five years, we hope to have successfully fused the communication gap between content creators, scientists, and the public. We hope to have democratized the way creators, organizations, and innovators raise funds. Now what? With our community of millions of nature lovers and their content comes millions of vital data points we can use to help solve the natural world's greatest threats. From disrupting wildlife trafficking to inventing AR experiences in nature, we'll never stop innovating.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Mammalz, PBC was incorporated in the State of Delaware in May 2018.

Since then, we have:

- 1,000+ nature enthusiasts became active content creators during beta.
- 9x higher content Engagement Rate than our competitors.
- Over $300,000 secured in prior investments.
- With a total addressable market of over 600 million nature enthusiasts, we have the potential to create an entirely new content economy.
- We are giving younger generations an innovative, highly interactive way to connect with nature.
- We are revolutionizing the way the world communicates about nature in a time when nature needs us most.
- We are enabling thousands of nature content creators to make a living doing what they love.

Historical Results of Operations

Our company was organized in May 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $536 compared to the year ended December 31, 2018, when the Company had revenues of $0.

- *Assets.* As of December 31, 2019, the Company had total assets of $120,559, including $2,098 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $190,077 and net income of $0 for the year ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $185,550 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $125,000 in equity and $175,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Mammalz, PBC cash in hand is $28,438, as of November 2019. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $13,674/month, and operational expenses have averaged $25,853/month, for an average burn rate of $39,527 per month. Our intent is to be profitable in 36 months.

Between February, the start of our MVP development, and September, the launch of our beta, we had very low operational expenses. The team consisted only of the Mammalz founders and the contracted development team at KiwiTech, so our only monthly expense was the technical development hours ($13,000/month on average). In September, we hired three community growth and marketing team members, moved into a co-working space, and contracted a legal consultant to prepare for the launch of the Mammalz beta ($25,000/month on average).

Because all MVP development costs have now been covered, we anticipate our burn rate through March of 2020 to drop to around $15,000/month. As soon as we secure our Wefunder community round, we expect our burn rate to be in the $50,000-$100,000/month range for 3-4 months. The majority of this increase will be due to new feature development, increased backend costs, and community growth/marketing expenses. In the same time period we expect (but cannot guarantee) to be generating $400,000 of revenue over the course of six months.

At this time, other than the personal funds of the founders, we do not have any revenue or other sources of capital on which to rely. We are aggressively seeking other forms of investment to complement the funds we secure on Wefunder.

Once we integrate the first of our monetization features, something we expect to achieve within the first month after the Wefunder round closes, we will begin generating revenue.

Past September of 2020, we will need to rely on securing a Series A round to continue accelerating growth, building the rest of our monetization features, expanding our team, and supporting the backend of the platform (data storage, delivery, etc.). We anticipate both our revenue and expenses to increase linearly with the size of our community.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -35,462%	**Gross Margin:** -20,984%	**Return on Assets:** -158%
Earnings per Share: -$0.02	**Revenue per Employee:** $107	**Cash to Assets:** 2%
Revenue to Receivables: ~	**Debt Ratio:** 154%	

19.12.31 FINAL FS Mammalz.pdf

19.11.30 FINAL Mammalz FS 1 .pdf

Risks

1. We rely on a small management team to run Mammalz. The loss of any one of those members could have a drastic impact on the morale and functionality of the remaining team. While we feel confident in our team's commitment, we cannot control all financial and logistical factors that could put a team member at risk of separation from Mammalz.

2. If our community growth rate is much slower than anticipated, we may not be able to attract Series A investors when we need to and will risk reaching the end of our runway.

3. A competing content platform like YouTube or Twitch may find the value in the nature and outdoors community and target them with a niche approach and comparable monetization tools. This would make it more difficult for us to capture our target audience.

READ MORE RISKS

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alexander Finden	COO @ Mammalz	2018
Rob Whitehair	CEO @ Mammalz	2018

Officers

OFFICER	TITLE	JOINED
Alexander Finden	Co-founder, COO	2018
Rob Whitehair	Co-founder	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Finden	4,201,667 Common Stock	46.7%
Rob Whitehair	4,381,666 Common Stock	48.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Convertible Note
07/2019	$50,000	Convertible Note
01/2019	$125,000	Priced Round
01/2019	$100,000	Convertible Note
01/2019	$25,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
01/01/2019	$25,000	5.0%	20.0%	$3,000,000	01/01/2021
01/29/2019	$100,000	5.0%	20.0%	$3,000,000	01/29/2021
07/01/2019	$50,000	5.0%	20.0%	$4,000,000	07/01/2021

Outstanding Debts

None.

Related Party Transactions

Name	Rob Whitehair
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	01/01/2019
Interest	5.0 per annum
Discount rate	20.0
Maturity	01/01/2021
Valuation cap	$3,000,000
Relationship	Co-founder, CEO of Mammalz

Name	Steven Finden
Amount Invested	$100,000
Transaction type	Convertible Note
Issued	01/29/2019
Interest	5.0 per annum
Discount rate	20.0
Maturity	01/29/2021
Valuation cap	$3,000,000
Relationship	Father of Alexander Finden (Co-founder, COO)

Name	Mary Sue Voth
Amount Invested	$50,000
Transaction type	Convertible Note
Issued	07/01/2019
Interest	5.0 per annum
Discount rate	20.0
Maturity	07/01/2021
Valuation cap	$4,000,000
Relationship	Mother of Pam Voth (Head of Marketing)

Use of Funds

$50,000	Summary: Crowdfund campaign operations and marketing, 3 months runway. At this minimum, we can continue operating the Mammalz platform in beta, maintain our current development and community growth teams, and contract marketing assistance to achieve a higher return on investment with our crowdfunding campaign advertising buys. Breakdown: 6.5% toward Wefunder fees, 13% technical maintenance, 45% operational and data fees, 35.5% marketing expenses.
$250,000	Summary: All $50K level features, Seeds feature, External Live Camera feature, App Store launch, limited marketing, 4 months runway. With $250,000, we intend to integrate Seeds - the first of our monetization tools, build out an external camera live-streaming feature for backpack and remote streaming functionality, and launch Mammalz on the App Store. We will operate under the same team size with a limited marketing budget, relying mostly on PR and organic community growth using the skillsets of our growth and marketing team. This $250,000 will give us 4 months of runway. By month 3, we anticipate being ready for Series A.Breakdown: 6.5% toward Wefunder fees, 26% technical development, 59% operational and data fees, 8.5% marketing expenses.
$500,000	Summary: All $250K level features, Badges gamification feature, UI/UX facelift, extended marketing with agency contract, events, and give-aways, 5 months runway. At the $500,000 mark, we'll have enough for all previous feature developments plus the first of our gamification features: Badges. We will also contract a local development agency to begin transitioning all creative development in-house and polish our UI/UX. Our marketing budget will be significantly increased, accelerating our community growth and therefore improving our value upon raising Series A. With additional marketing funds, we intend to introduce give-aways, to hold community events, and to contract a marketing agency for bigger PR hits. Breakdown: 6.5% toward Wefunder fees, 23.5% technical development, 45% operational and data fees, 25% marketing expenses.
$1,070,000	Summary: All $500K level features, native Android app development, Adventure Streamers and Content Partnership Program, 6 months runway.If we reach our maximum, we plan to prioritize the development of our native Android app, build out our community growth team, and introduce our Content Partnership Program. This program intends to boost our most engaging content creators through sponsorships, travel, and collaboration opportunities. A very exciting part of this program called Adventure Streamers will match up content partners with unlimited service live-streaming backpacks, giving them and their viewers interactive, live experiences of the natural world multiple days per week. Breakdown: 6.5% toward Wefunder fees, 25% technical development, 40% operational and data fees, 28.5% marketing expenses.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,000,000	Yes

The Funding Portal

Mammalz is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.